

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Richard M. Maurer
President
Netfin Holdco
9 Raffles Place, #23-04 Republic Plaza
Singapore 048619

>   **Re: Netfin Holdco**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed October 19, 2020**
>   **File No. 333-248486**

Dear Mr. Maurer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2020 letter.

Amendment No. 2 on Registration Statement on Form S-4

Comparative Per Share Data, page 26

1.   We note your response to comment 1. However, we reiterate our previous comment. Revise your calculations of the equivalent per share data to fully comply with the Instructions to paragraph (e) & (f), Part I Item 3(f) of Form F-4.

Fintech Financial Statements
Notes to the Financial Statements
License fees, page F-41

2.   We note your response to comment 6. We await the revised disclosure provided to the Staff supplementally.

General

3.   Please revise to disclose any prior material relationships between Netfin and Triterras Fintech and any of their respective affiliates or related parties. For example, it appears that public records indicate that Richard Maurer, the Chief Executive Officer of Netfin Acquisition Corp., is also the Chief Executive Officer of The Bolt-Hole Group, Inc. (formerly known as Rhodium Resources USA, Inc.). Clarify the nature of the "previous business affiliations" between Mr. Maurer and Mr. Srinivas Koneru, the founder of Rhodium Resources Pte. Ltd. and the controlling shareholder of Triterras Fintech, and his affiliates. Include appropriate disclosure regarding related party transactions between these parties.

    You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Elliott Smith, Esq.